

Mail Stop 3561

September 11, 2009

Mr. G. George Lu
Chairman and Chief Executive Officer
2020 ChinaCap Acquirco, Inc.
221 Boston Post Road East
Suite 410
Marlborough, MA 01752

> **RE:** **2020 ChinaCap Acquirco, Inc.**
> **Amendment to Registration Statement on Form S-4**
> **File No. 333-159252**
> **Filed August 25, 2009**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4, filed August 25, 2009

Summary

1.	We note that the company continues to use the defined term "New Windrace Investors" throughout its disclosure despite the fact that an investment agreement has been entered into. Please revise the disclosure throughout to use the actual

names of these investors and otherwise revise any disclosures that were
conditional upon this investment to reflect the transaction as it now stands.

2.   Also, please revise your Summary to briefly summarize the material terms of the
July 27th investment agreement and provide greater context to your pages two and
three discussion related to the new investors, and your future plans. Include a
reference to the more detailed discussion later in your document.

3.   Please revise your page three disclosure to indicate the investment agreement is
with a related party and indicate the nature of the relationship.

4.   We note your response to prior comment four from our letter dated August 12,
2009. We do not understand how the $39.5 million note issued by Windrace is
not being assumed, nor do we understand why it is excluded from the purchase
price discussion. In this regard we note your page four disclosure indicates that
funds from the trust will or may be used to repay this note. Please advise.

5.   We note your statement on page four that, upon consummation of the transaction,
2020's directors will resign and "be replaced by a combination of new directors
representing Windrace and individuals who are independent of 2020 or the New
Windrace Investors." Please revise to clarify the meaning of this statement,
including an indication of any contractual rights any party currently has to appoint
directors. If known, disclose who your directors will be post transaction – see
page 14.

Windrace Selected Historical Financial Data, page 23

6.   We note your response to our prior comment 12 and the related revision to your
filing. It appears that earnings per share for the six months ended June 30, 2009
recalculates as RMB 1.21 based on profit attributable to equity holders of RMB
111,925 divided by 92,000 outstanding ordinary shares. Please provide us with a
reconciliation to your presentation of earnings per share for the six months ended
June 30, 2009 of RMB 1.26 or revise your disclosure here and per F-36.

Risk Factors, page 29

7.   Please revise the paragraph beginning "One of 2020's directors is affiliated …"
on page 48 to improve its clarity.

The Board Meeting, page 70

8.   We note your response to prior comment 24. Please confirm that your reference
to "fair and reasonable" has the same meaning as the more commonly used "fair
and in the best interest of."

9.   We do not understand how the company has responded to our prior comment 25. Accordingly, we reissue. Please revise your pro forma equity value discussion to clarify the underlying purpose of this analysis and address the fact that it assumes away any potential price declines associated with potentially dilutive share issuances such as the shares being issued in your transaction or upon the exercise of the warrants. Explain that, under the methodology being used here, the "pro forma" value increases based on the number of shares being issued in the transaction even if the number of shares is unrelated to the underlying enterprise values.

10.   We do not understand how the company has responded to prior comment 26. Accordingly, we reissue. Our prior comment requested you to:

   a. Explain the relevance of your pro-forma calculations and how they were used to assess the fairness of the transaction and whether such analyses are standard industry practice;
   b. Clarify that the pro forma equity value assumes a constant share price of $7.95 which may or may not be a valid assumption – particularly for 2011 – given the dilutive issuances of securities associated with your transaction;
   c. Expand to provide a discussion of the tabular presentation on page 72 to address how the board used this information in making its decision. For example, explain the analysis and conclusions associated with it in greater detail;
   d. Explain why it was appropriate to assume the transaction in calculating Windrace's implied market capitalization, as opposed to applying the price/earnings multiples from the peer groups to Windrace's data to value the target as a standalone entity;
   e. Revise to state whether the board specifically determined a value or range of values associated with the Windrace business prior to the board meeting and, if so, state the values and compare them against the total consideration being paid; and,
   f. Disclose the bottom up projections and analysis used to assess the 2011 earnings target.

Please advise or revise.

Principal Terms of the NH Investment Agreement, page 82

11.   Please revise your discussion of the conditions precedent to the closing of the NH investment agreement to clarify, if true, that the reference to "the Purchase Agreement having become unconditional in all respects" refers to Exceed's purchase of Windrace and includes the shareholder vote to approve the transaction. Also, given the importance of this condition, please revise to make this the first item in your list.

12.   Please revise your discussion under "Affiliations of Wisetech and Windrace" to address Dr. Yu's economic interests in these transactions. Also, clarify whether he is the only "authorized signatory" for Wisetech and Windtech.

13.   We do not understand your page 85 statement that "the fourth board seat to be occupied by 2020 under the NH Investment Agreement is in fact indirectly controlled by Mr. Lin as he controls the board of Exceed as the successor to 2020." Please revise to clarify.

14.   We do not believe that the company has responded entirely to our prior comment 58. Accordingly, we partially reissue. Please:

        a.   Clarify in your comment letter response the consideration given to the tender offer rules and Section 13D of the Exchange Act.

Material United States Federal Income Tax Considerations, page 96

15.   We do not believe that the company has responded entirely to prior comment 30. Accordingly, we reissue in part. Please revise to identify counsel's opinion on each material tax conclusion.

16.   We do not believe that the company has responded to entirely to prior comment 31. Accordingly, we reissue. As you appear uncertain about whether the transaction would qualify as a reorganization under Section 368, please revise to more prominently discuss this uncertainty and explain consequences to investors if the transaction is not treated as a reorganization. Also, revise to briefly reference this discussion in your Summary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 133

17.   Your detailed expense breakout on page 144 references SPAC related expenses. Please advise us what these expenses are.

Beneficial Ownership of Securities, page 190

18.   Please revise your tabular presentations of security ownership following the acquisition to indicate whether Dr. Yu has voting or dispositive control over the shares held by Wistech and/or Windtech. If he does not, indicate who does. Also clarify whether these funds operate as a group within the meaning of the federal securities laws.

Windrace International Company Limited
Financial Statements
Independent Auditor's Report, F-35

19.   It appears that your independent accountant's report was revised to remove
        reference to the statement of comprehensive income. Please provide us with an
        explanation for this revision or advise your independent accountant to revise their
        report to provide assurance on each of your financial statements.

Notes to Financial Statements
General

20.   It appears that the footnote regarding segment information was removed from
        your amended filing. Please revise or tell us why this disclosure was removed.

12 – Prepaid Land Lease Payments, F-62

21.   We note your response to our prior comment 53. As your response did not fully
        address our comment, it is being partially re-issued. Please tell us how
        management's impairment assessment was affected by the possibility that the
        local government will repossess a parcel of land held for use by XD Long Fujian.

Exhibits

22.   Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying
        the contents of all omitted schedules or similar supplements. See prior comment
        56.

Schedule 13D, September 4, 2009

23.   We note that Keywise Capital Management has reported the purchase of 632,000
        shares or approximately 6% of your shares. Please advise us of any relationship
        between this entity and any entity or person involved in your July 27, 2009
        investment agreement. Also, advise us of any contacts the company, its board or
        management, or any party to the merger agreement, has had with Keywise Capital
        Management related to these purchases and or its voting intentions. Revise the
        disclosure throughout your document accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have

additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc.   Michel Feldman, Esq.
       (312) 460-7613